Exhibit 99.9
INFOSYS TECHNOLOGIES LIMITED
NEWS AT TONIGHT — NDTV PROFIT
OCTOBER 11, 2005
CORPORATE PARTICIPANTS
Nandan Nilekani
Infosys Technologies — CEO, President and CEO
Kris Gopalakrishnan
Infosys Technologies — COO and Deputy MD
Mohandas Pai
Infosys Technologies — CFO
S.D. Shibulal
Infosys Technologies — Head — Delivery and Sales
K. Dinesh
Infosys Technologies — Member of the Board
Srinath Batni
Infosys Technologies — Member of the Board
Akshaya Bhargava
Progeon — CEO and MD
James Lin
Infosys China — CEO

Host
Hello and welcome to this very special program Infosys Meets its Investors. On my left, in the brown corner as it were, we have the entire Infosys Board, well just about the entire Infosys Board, Mr. Murthy unfortunately had to go off and meet some client, which I guess is what his primary function is. To my right, in the blue corner, we have a whole bunch of Infosys Investors who really want to figure out the answer to the question, is their company being run well. First of all, can I do a quick snap poll <phrase inaudible> are you happy with the way the company is going right now. If all of you are happy, you could raise your hands, — and that is terrible. You are going to start off by being happy, what do we have to talk about in the next one hour. Okay, think of the reasons why you are unhappy and we will come to the management on that. Well, why do I start off by getting your vote of confidence, it is terrible, but do you also are all individually looking perhaps a little happier than you were last quarter at this time. Nandan, would you like to explain why.
Nandan
No actually, we look happy all the time.
Host
Really, even when sometimes, is that a cause for worry that sometimes you are looking happy and all of the people to my right should be starting to bite their nails, that he is looking happy but it doesn’t necessarily......
Nandan
We come to work and do a full day’s work and go home and to best of our abilities and after that we will leave to whatever. So, I think, we just focus on what we have to do, but you are right in saying this quarter has been a great quarter.
Host
So you are a little happy, and Mohan you also smiling fairly broadly. What this quarter are which the market seems to have liked it, which they did not last quarter when you were here with a more or less a same sort of setting. Was it environment or was it something in particular that Infosys did and lets have an honest answer.
Mohandas
We have been investing in the business for the last many quarters and many things came together. Last quarter, we had, financial services in North America coming down, we had certain client issues, two mega events happening at the same time, so growth was muted. This time financial services has done well. North America has grown well as a segment, and our top 10 clients have grown well, so everything has fallen in place, so it is business as usual. So, things have gone well.
Host
Kris, whatever concerns there were in the last quarter, you have now upped your guidance, is the world suddenly looking much brighter?
Kris
Yeah, sometimes some things happen, which can have an impact on the business, so things like 7/7 or Sarbanes-Oxley related issues, etc., those are definitely behind us, and if you look at the number of clients we have added, large deals, geographies, Mohan talked about our verticals, and its better now.
Host
One last question from me and then I promise to go back to the audience, Nandan, if you look at the figures, looking this particular quarter, there are a lots of new verticals are starting to come to the fore. Are you really diversifying to a greater extent now than you have ever ...?
Nandan
Yes, I think what is happening is in the last two to three years we have verticalized our firm and there are many new verticals like oil and gas, insurance, healthcare, pharmaceuticals, chemicals, energy, a lot of these are fields are now opening up and we have a lot more companies coming forth. To that extent, it is right in saying that we have a far more diversified set of customers from different industries than ever before.
Host
Mohan, I keep on saying last question from me, I am going to throw in another one. ABN AMRO that obviously helped a lot, but still the Indian companies getting a smaller share of the overall pie even in big deals, are there other deals like that in horizon?
Mohandas
There are a number of deals, which keep coming all the time, but the key issue with ABN AMRO is that we are not participating in the large deal for infrastructure management. It involves the takeover of assets across many geographies. To do that, you need much more capital, you need a much larger scale, and that is a low margin business, so I do not think the Indian offshore players were going after that, but for the business they went after, they got it and that is very significant.
Host
Alright, the business that they were going after, they got it. Now who wants to take the first crack of the company? How about you?

Participant
Very good afternoon to the management of Infosys and also congratulations for the excellent results, this is what we expected.
Host
You are not supposed to be congratulating them, you are supposed to have tough questions.
Participant
I do have that in fact, one, every time you say the results are beyond expectations, is that you are moderating your predictions, is it that at the next quarter also we can expect the same statements — that we are — much beyond our expectations?
Host
Alright, moderating expectations. I think, I accused you of that in the last quarter also.
Nandan
No, I do not think we are doing that. What we are doing is, when we sit here today, we are taking an assessment of all the customers we have, all the pipeline of business that we have, what are the risks that we face, and we model all that and the outcome of that is a number which we give as a guidance. Sometimes, we do better than that, but at this point in time this is what we believe that something we are definitely going to achieve. So, I think it is really that.
Host
Let me get in some of the others also, Shibu. Managing expectations, everytime when you are sitting and looking at the numbers, <phrase inaudible> should be able to 40, but let me just say 30 to be on the safe side, is that part what Infosys does?
Shibu
No, I think our projections, the guidance which we give is a very scientific thought out process. By entering into the quarter, we have certain expectations on the visibility of business and usually, it is about 90-95% of that current quarter. Based on that, the market sentiment, how the top players are going to play, how the top customers are going to behave, based on all that, we give a guidance. In certain quarters, things come together, and another important point is that we are always ready to take an opportunity, which will come our way. So, we have the bandwidth, the management bandwidth, and the <word inaudible> to take up an opportunity if it comes our way and that is when we exceed our expectations.
Host
You have the opportunity, you have the infrastructure in already to cash in on any opportunities that might actually come your way. Anybody else. How about you?
Participant
I am one of your old shareholders and ...

Host
And therefore a very rich shareholder presumably.
Participant
It has made a difference to my family sir. One of the reasons for satisfaction with what you do is the transparent governance and the fact that whilst many of you are owners you still behave with extreme professionalism. This is a matter of great satisfaction. In this context, I have a question. The Chairman in his position of Chairman and Chief Mentor will retire in August 2006 by his own admission. Do you have already as a normal good Infosys practice a name in mind and a process for his succession?
Host
Alright, Nandan.
Nandan
Well, I think what Mr. Murthy will do in August 2006 is retire as the Executive Chairman and therefore there are many possibilities and we will take a right decision at that time. No worry about it.
Host
Right decision at that time. Let me get on to the other partners, Dinesh would you like to add to that.
Dinesh
I think what Nandan has said makes all the sense there and I think there is no worry or concerns regarding that having seen Infosys how it has handled in the past. But, with this of course, there was no past, but in many other cases, but this should not be a problem.
Nandan
See, Mr. Pasecha, our corporate governance policy is that executives retire at 60, but you can continue to be a non-executive director up to 65.
Participant
Currently, the Chairman is an executive.
Panelist
Yes, he is an Executive Chairman.
Participant
Whatever happens, he would not be Executive in August 2006.

Nandan
The policy is 60 and 65.
Participant
I do not want to say, we want him to go, but I admire the professionalism that will allow him to go.
Nandan
Well, I will pass on the thing to him.
Host
Alright fine, now does anybody have a tough question. I am somewhat curious, volunteers. Alright, he has got a tough question.
Panelist
Do not scout around for tough questions.
Host
No, I am looking only for tough questions right now at least for some time.
Participant
You are insisting, I hope that this is a tough question. First I will congratulate Infosys team for its stupendous performance yet again.
Host
That is a way great way to start the tough question.
Participant
We saw in the morning on the TV that your attrition level has gone up slightly, but while Infosys is supposed most admired company and the most admired employer across all companies in the country, why still percentage going up or why is that so much, 10% I think is slightly high for a company like Infosys. What management has to say on these kind of attrition levels in a company like yours?
Nandan
A great point to answer because Mohan is now Head of HR in Infosys.
Mohan
We had an attrition of 9.8% the previous quarter — on LTM basis, now it is 10%. Same quarter last year on LTM basis was 10.5%. Typically, in the second quarter attrition goes up because some people leave to do their MBAs. We had about 350 people leave to do their MBAs this quarter. It is a season for people who want to pursue higher education. We have not seen uptick in attrition. If you look at the top 30% of any band where people are put, the attrition in the first band is just about 6.2%, so I think the attrition is within whatever we need as a corporation, and I think we are very comfortable; it is possibly the best rates in the industry on a very open and transparent basis.
Participant
It is termed as sabbatical for people who are doing MBAs or is it just .....?
Mohandas
It is separation. It is an attrition.
Host
Just out of curiosity, though you have also lost some senior executives at very very senior levels. Is that a cause for concern at all?
Mohandas
Well we have a deep bench of leaders in this corporation. You only meet a few of them, so we should put more of them before you, so see lot more new faces.
Host
Great, we will try and match the number of investors with the number of ,<word inaudible> next time.
Mohandas
More than that, and we have a deep bench. It is true that we lost a few senior people who did very well with us and who are very good people, but I think we have enough with us to carry on and do much better.
Host
Do you want to add anything to that Nandan?
Nandan
No, I think I agree with Mohan. I think, both for example Basab and Hema did a great job and we appreciate their contributions, but I think the strength of Infosys is that we have built a platform based on systems, processes, de-risking people, and doing things in a very transparent way. That creates the ecosystem where we can easily absorb if somebody leaves.
Host
You can absorb if somebody leaves. We are going to leaving you for just 2 minutes to take a very quick break. We will be back after that. Lots more question need to be raised. We will also perhaps at some stage start dissecting the results a little closer and get a sense of the overall external environment. That when we come back in just a couple of minutes.
Host
Welcome back, you are watching Infosys Meets its Investors. Investors out here very soon, I think they are going to all stop being polite which is something, which the Infosys management is waiting for, and we have stopped being polite and start raising some of the uncomfortable issues. Akshaya, I will throw this to you, Progeon BPO business, is it going as well as you might have hoped?
Akshaya
I think, it is going very well. This quarter, we reported revenues of 20.5 million. More importantly, we reported net after tax of 5.3 million, which is 25.7%, which makes four successive quarters where Progeon has reported profits in excess of 22%. I think that certainly makes us one of the most profitable BPO companies not just in India, but possibly the world.
Host
When we look at BPOs, there is a lot of talk about the fact that increasingly BPOs are moving into a large number of fresh areas which no one had perhaps event dreamt could possibly be outsourced or could become part of BPO, just a few months or few years ago. Are you eying an increasing number of new areas, verticals, just as the Infosys itself is?
Akshaya
I think one of the strengths of Progeon is its focus. You know, three years ago, we said we will not be a call center and we are not. Three years ago, we said we will focus on six segments. We are very focused in six segments in building a business there. So, you know the good thing about BPO is that there is a huge opportunity. The bad thing what BPO is the huge opportunity. It is very easy to get distracted and that is one thing we are very careful about.
Host
So, you are going to try and go after as much businesses as you can without diversifying so much that you lose sight of what is you are after.
Akshaya
Exactly.
Host
But talking about diversification other areas, James, do you want to talk about some what Infosys is doing. We have been hearing so much about China and so many Indian companies moving into China. I know there are some people concerned as to whether we are not strengthening or competitor too much?

James
I think a lot of Indian companies move to China, but every company moved to China has a different strategy. I think what Infosys has done is we are not only trying to gain the China market, but also we bring the global business to China, which makes a tremendous difference, put our position, very different, very uniquely in China. So our competitive edge in China would be very strong, also compared with other company, we are really putting ourselves as a leader ,<word inaudible> in China very soon.
Host
Alright, so China is going to become an increasingly important part of Infosys’ strategy, but is this largely with the view to try and build software delivery from there as well or you are looking at China primarily as a market, which of the two is this?
James
Infosys China in fact, what we do is not just looking for China market, also we are going to develop global delivery centres, just like what is happening in India today. So, in the next couple of years, we are going to continue ramping up to do the same performance what we are doing in India today.
Host
All right. Other regions, which you might be eying.
Srinath
See, if you look at in Asia Pacific region, Australia and China are very key growth areas for us. As I explained last time, the Australian integration was the focus last year our subsidiary and this year the focus is on the operational efficiency, which has really helped us to take the margins up, as well as we have made very great inroads into the financial segments especially in the banks through our Finacle software, and it is a great win for us.
Host
All right Finacle seems to be doing quite well. All right, somebody else.
Participant
Oracle by acquiring 41% stake in i-Flex and both companies being close partners and having a good service-oriented architecture, do you think that FlexCube will pose a good threat to Finacle as such because of Oracle’s global delivery reach, marketing strategies, and market reach.
Kris
See if you look at what Finacle has been able to achieve in the last few months, in majority of the cases where we have gone head to head with competition like i-Flex, we have been able to win, so the momentum is behind Finacle. We have a very good partnership with Oracle, so at least in the short term, we believe that the partnership would continue and we should do well even together with Oracle. Long term, we have to see, which direction that combination is going to go and based on that, we will decide where to go. Ultimately, the customer is looking for a good application with the relevant features. The features makes the difference in that sense and we believe that Finacle has all the right features and that is the reason why, of course it has the right technology also, that is the reason why it is able to gain market share today.
Host
Right, but Nandan, you must be seeing this as a potential strategic treat, if Indian companies like Infosys can start moving into consulting which you are, its always possible that there could be some big overseas players, let’s take IBM or Accenture for example, what happens if they come back, start ramping up, also what if they partner with other Indian software companies just as Oracle has in this case, then that becomes a very formidable challenge to you?
Nandan
Actually not at all. Of course, the Oracle thing is slightly separate because that’s a product acquisition whereas we are really in the IT service and consulting space. Our belief is that our fundamental strategic advantage comes from our business model. A business model is routed in global delivery. It is headquartered here, of its has a low cost of doing business, low fixed cost, low SG&A, and it is a very efficient and lead model for doing IT services. We believe our model essentially delivers superior value proposition to our customers because it is faster, better, and cheaper, and that is really what the customers across the world have now realized, which is why you are seeing so much growth happening. This in fact is putting pressure on the global companies, the legacy companies to remake themselves to look like us because they cannot suddenly currently deliver like <sentence inaudible>
Host
Is it really then who can, I mean, your boat seems to be moving towards the same center. You are moving into boardrooms, they are moving into India. The real question is who is going to win the race then?
Nandan
Well our view is that we are fundamentally much better positioned, because we have a strong operating model, we have a strong execution engine; on that we are adding capabilities like BPO and consulting and transformational capabilities.
Host
Do you think that’s a growth story?
Nandan
For somebody else, they have to completely redesign their insights, rebalance their global workforce, change the organizational structure, there is a lot of trauma in that, so we think that fundamentally we are better positioned to take advantage.
Host
All right, they have to probably fire more people than you have to I guess in that process.

Participant
I believe, the company shortly completing 25 years of its existence. During this time, what have been the weaknesses that the industry has observed in India #1; #2 what are the threats that the company is facing both internally and internationally?
Host
Probably, just what you hoped you will never have to say it loudly, actual threats which keep you awake at night.
Nandan
Well, I think we need to worry about competition and the fact the our model is becoming more and more common and therefore just being a global delivery model company is not enough. It is necessary but not a sufficient condition for success. We have to worry about resources. Even though India is ramping up on resources, but still we will have to worry the long term whether we will have adequate trained people. We have to worry about infrastructure which is a big issue today in Bangalore because industry is growing at 30% and infrastructure is growing at 4%, so clearly there is a mismatch. We have to worry about rising costs. We have to worry about global backlash against offshoring and outsourcing. We have to worry about the rupee becoming stronger. There are a lot of things to worry about too, but I think fundamentally given these worries aside, we believe that we are strategically very well placed and we are having about as benign a global environment as you can have for our business, so in that sense it is a good time to be 25 years old.
Host
Right. You were speaking about the rupee becoming stronger. Just of late, the rupee has become weaker, there are now signals that it might go even further, is this an unexpected bonanza for IT companies like Infosys or have by now hedged so much thayou t you are not actually reaping too much of the benefit?
Mohandas
Well we hedge for the next one quarter, but after that we are not hedged. We have some options outstanding at this point of time, but the fact remains that the success of the Indian software industry alone will make the rupee stronger. Let me give an example. This year India will have a trade deficit of $50 billion. India will have a surplus on the invisibles accounts of $32-35 billion. It means the current account deficit could be about 2% of GDP, which is very low and which is affordable and that 2% will be filled in by FDI or capital inflows. So the more we grow, the more foreign exchange we bring in, unless the trade deficits expands when India imports more, the rupee has a chance to become much more stronger. To give another example, in 1981 and 1991 when the oil prices went up, India had to go to the IMF. Now the oil price has gone up from $26 a barrel to $61 a barrel. We are going to import $36 billion of oil this year and we are sitting comfortable here, and we complaining about the rupee appreciating.
Host
Just sum up what you are saying. You seem to be feeling that the rupee is more likely to appreciate than it is to depreciate.

Mohandas
No, I think this is a temporary blip for the next one to one and a half years till it balances out, and after that the medium to long term trend could be that rupee will appreciate.
Host
Okay, do you have any questions.
Participant
Last year Indian small and medium industries spent nearly about $12.4 million and it is expected to grow at around 28% compounded annually so what Infosys is doing to capitalize on that opportunity and when can we see Infosys coming out with off the shelf products to capitalize on that.
Host
Who wants to take that, Kris
Kris
Yeah, the product business is different from the services business. Currently our focus is providing services to enterprise class customers. That business itself is very very large, in terms of some estimates putting it anywhere between $500-600 billion, so given that, the space in which we are operating is a large space and the business model for especially products which are targeted towards small and medium enterprises or consumers is a very different business. We want to be focused on what we do, make sure that whatever platform we have created we can take it forward and take advantage of the opportunity.
Host
Shibu, you want to add something to that. Would you start finding India itself increasingly attractive, small and medium enterprises as you were saying.
Shibu
Actually to add to what Kris was talking about there are couple of occasions where we have created products and spun them off. For example Yantra Corporation, which was a product which we spun off and there is another company called On-Mobile that is another spin off, so again the business model because it is so different whenever we find an appropriate product or IP which we can spin off, we look at spinning it off and then benefiting out of that transaction.
Host
All right.
Participant
Good afternoon, I have two questions for you one for Nandan and one for Mohan. One for Nandan is just now you spoke about infrastructure. I would like to know, as a citizen of

Bangalore, citizen of the country, I would like to know what are your social responsibilities as a corporate citizen that is for you, and for Mohan is that if I see your business model and if I see your contribution geographically, I have a worrying factor because your majority of the contribution comes from North America, followed by Europe, rest of the world, and miniscule amount from India.
Nandan
No, I think we take our corporate social responsibilities very very seriously. In every community that we are part of, we actively engage with the community and provide all kinds of resources or intellectual capital. For example, just this morning we announced that we were making the following contributions, one is we are making Rs.1 crore contribution to the floods in North Karnataka. We have also committed to contribute Rs. 2 crores to the earthquake, Rs.1 crore for Jammu and Kashmir and Rs. 1 crore for Pakistan, and we have made a contribution of Rs. 50 lakhs towards the hurricane Katrina calamity. That’s a small example, you know, through Infosys Foundation, we are spending crores and crores of rupees on all kinds of social programs. In the city of Bangalore, all of a sudden a lot and spend more time and money to improve things. So, I think this is a company which takes its corporate responsibilities very seriously and we put our money where our mouth is. We put our time where it is required. So, I think we really believe we do a lot on that account.
Host
Regional concentration, we might comeback to that again after the break, but you want to say something quickly on regional concentration.
Mohandas
Our revenues reflect the share of IT spending globally. The world economy is worth about $35 trillion, the US is $12 trillion which is close to about 30% plus, Europe is about $8 trillion, Japan is $4.5 trillion, India is only $800 billion, so if you take up the numbers of the GDP and the IT spending and track our revenues they could be a perfect match.
Host
Right fine. So I think you see the ratios changing at all from what he was talking about, the dominance of North America.
Mohandas
Well it is changing in the sense that Europe is becoming a larger share because we are putting in more investment. Europe has grown by about 60% CAGR over the last four years. North America share has come down from 75% to 63%, rest of the world has gone up to up to about 10% because of Australia, so it is happening, but overall I think, it is reflecting the spending in IT.
Srinath
The rate of growth of business from rest of the world is increasing. If you look at Europe, definitely it is increasing. The only thing is we have to crack the model, probably we have cracked the model in Europe. We have cracked the model in Australia. Like this, we have to do it region by region.
Host
All right, James talk about China, <phrase inaudible> match it to revenues, match it with GDP, China as it is going to be about 20% of global GDP according to some of the descriptions and forecasts that I have read, is that the sort of revenue that is going to come from China for Infosys, 10 years down the line or 20 years down the line?
James
Yeah, I think we have the confidence <sentence inaudible>.
Host
All right, we will wait for those figures to start coming. We are going to take another break. We will break at this time, we will back in just a couple of minutes and then we will take some more whole a lot of more questions from the audience at the management.
Host
Welcome come back, you are watching Infosys Meets its Investors. We have had a range of questions asked, we covered a lot of ground, let’s see if there still some ground which is left uncovered.
Participant
I have a three questions for you? Vikram started this show while saying we should ask tough question, I don’t know if it is a tough question, but taking on the point that the gentleman earlier talked about attrition, among the ex-employees of Infosys whom I had opportunity to meet, I have heard that one of the reasons why people leave is because there is too much of watertight compartmentalization within the company and therefore no cross border traffic takes place between departments which essentially limits their opportunities to grow, how true is this or is this reason why people are disgruntled and then they leave, that is one.
Host
Let’s get them to answer that and I will come back to the others. Who wants to take that?
Mohandas
No, individuals have different motivations to leave. We try to make sure that they stay within the firm for the longest possible time and make an environment where everybody can succeed, but our success has been borne out by the fact that our attrition rate is about 10% which is very low compared to the rest of the industry. There could be a few cases where people wanted to do a particular thing, they did not get the right opportunity at the right time according to them, whereas the firm has to look at business and see what needs to be done. So I think if you look at percentages, these kind of issues will be very small in number.

Host
So the compartmentalization he is talking about is that something which you are aware of that you look at?
Kris
Yes any company should have some structure in which it operates for managing its resources, for managing knowledge because the compartmentalization in a company like Infosys is to create expertise. So somebody works in the banking area for three years or five years would develop expertise in that area, but if you allow them to keep on changing they don’t develop expertise in any area. So there are certain reasons why you know certain structure is there. We do occasionally allow people, but there is a process for that. The manager should accept the person coming in, then it is okay.
Host
I am going to take your other two question but we will take that in just a couple of minutes, we are going for a very quick break, we will be back in just a minute, and we come to the other two questions.
Host
Welcome back, on the questions on this side looking interesting, you said two more questions.
Participant
I have two more questions. But first I will start with the thank you for our wonderful half yearly results because that leads to the next two questions? The first one is I find from your reports that you have got extensive reserves and your share prices have also started climbing slowly, so the question is when are you thinking of a stock split and when are you thinking of a bonus? First question. Second question relates to your ADRs. Sometime ago you transferred quite a lot of Indian shares to the ADR market and I think something to the extent $1 billion. So what is the effect it has had on the Indian share prices and what is the overall impact of that, I just like to understand that? Thank you.
Host
Can I also just add that you are noticing that they tend to ask far tougher question than I have ever. So you should let them isolate a one-on-one interview, you should be far relieved?
Nandan
I think we will take your suggestion. In fact in the last AGM also one the shareholders asked us about that, and at this point in time, we don’t have any plan either for stocks split or for a bonus, but we will take your suggestion and we will have it discussed in our board meetings. Coming to the second point, I will just give you the statistics. We have essentially 14% of our equity held in the US before this ADR, we had about 6%, we added another 8% and for the technical side, there is more of our equity in the US, but on specific stock performance normally we don’t comment, but Mohan you want to say anything on that.

Mohandas
I think the key issue is that we should tackle three constituencies abroad. One is of course, the customers, we have a global customer base. Second is the employees, we need to have employees from different jurisdictions for whom we have to become attractive, and one way to become attractive is to have a listing, and third to have a global investors in the company because we are a company which gets 97% revenues from outside India. It is a very unique company headquartered in India, delivered services from India, but most of the revenue are from outside India. So we have to look at the overseas audience because these are strong competitive points for us when we battle in the global market place. So the ADR was one way of improving liquidity in America, of getting a different kind of investor to invest in the company, to make sure that they have an interest, and see it as a company which is going to grow in the space and become more competitive as the years go by. So this is part of an overall strategy of adding value to our shareholders. It has worked out quite well as can be seen by the fact that there is good interest in the stock and there is good interest in the stock here and I think everybody has benefited.
Host
The premium for the ADR which has been around for just about ever since the Infosys went overseas. You see that continuing as liquidity grows in the US that <phrase inaudible> up.
Mohandas
We cannot make comments about the premium because it’s a market issue, but the fact is there is a premium as of this point of time.
Participant
Sir you have increased your markets in the European continent. Now what I am looking to find out is how is the exchange rate of the Euro and the dollar going to affect the EPS and investors such as us?
Mohan
I think it depends upon the quantum of the Euro and the pound you get. For instance we get about 78% of our billing in dollars, we get about 6.5 % in the pound, and we get about 4% in the Euro because we have made sure that when we talk to customers, we deal with one currency; however, Europe gets us about 25% of our revenues. To that extent, we try to match the inflow and the outflow to have a natural hedge for the balance we try to hedge, but as the company gets more revenues from Europe, obviously the Euro and the dollar don’t move in sync. We have seen history that the Euro and the dollar move against each other and to that extent we had to hedge much more effectively in a more sophisticated manner which we are doing right now.
Host
Okay. Akshaya, let me just come back to you, drag you back into this discussion. The sort of BPO options that Infosys is looking at right now, what sort of regional; you are not moving into different verticals, are you thinking of doing things really differently, are there some services for example that Europe might be requiring, with people haven’t really thought of that much and you might want to get into this.

Akshaya
We already have a very balanced split across geographies, 38% of our revenues comes from Europe. Because we deal with global customers, there is a big emphasis on multilingual capability, so we have a centre in Eastern Europe where we provide services in 14 languages none of which is English. We are considering a centre in China together with James where we will provide services in Mandarin, Korean, and Japanese, once again trying to capture the global footprint of the customer.
Host
Getting enough Chinese speakers here or you are going to be hiring them there?
Akshaya
We are going to be hiring them there, but I say to my people that if you really want a global career learn Chinese.
Host
All right its not a bad idea, learn Chinese, it is something which I think a lot of people are suggesting. Dinesh, want to add anything towards what we have just heard? Any of the subjects that we have been discussing so far, bonus, stock split, you name it?
Dinesh
I think all the answers to that need to be given have been given, so there is nothing much that I need to add there. I think as Nandan has already said, this is the 25th year, the board will have to consider and so far there are no such specific proposals in the plate, but definitely these things will be looked into and the board decides, it will be known to all of you.
Host
Right. Nobody right here talking about dividend too much, who else would like to come down here?
Participant
I would like to go on a completely different pitch; Infosys is known for its predictability, predictability is the mantra of Infosys, but what I would like to know is in case of in an unpredictable event like a disaster may be an man made or a natural disaster, now I believe there is a Disaster Recovery Centre centre setup at Mauritius, and your business is spread out in various, I mean most of it is onsite development and such but what exactly is that could you please elaborate on that particular aspect of disaster recovery.
Kris
You know it starts with how we architect even our campus. So if you look at our campus, we have several small buildings, so we don’t have single point of failures in a single building in one city, it is well spread out. We can move one project from one building to another building within four hours, the backups are kept outside that building, and the daily backups are moved outside the campus. So when we look at disaster recovery, we look at moving from one city to another city. We have had instances where we had a cyclone in Bhubaneswar, we moved the work to Chennai and continued; the customers didn’t even see any problem. Now we created the Mauritius centre when there was tension between India and Pakistan and some of our clients said you must have something outside India, so we created that and we have also looked at 30% of the people are outside. If we can transfer may be about 1500 people, we should be able to give minimum service levels to our clients to continue and we chose Mauritius because it is six hours, we can charter a flight, it is affordable, they also give you work permits on entry, you don’t have to give names of the people ahead of time to get work permit, so that’s the reason why we have done that. Its part of an overall plan we have and I will give you a simple example. In Houston, we had the hurricane Rita, we are one of the few companies who chartered a plane and moved all our employees and their families within an hour we knew this has to be done, we were ready, before even many of the US companies were ready, we were ready to move our people out.
Host
That fact of course unpredictable disaster, but there are something things which are fairly predictable like infrastructure bottlenecks that are going to start coming up, are you really starting to think about becoming not so much about Bangalore or a local centre and increasingly start thinking of yourself, all across India, all across other parts of the world purely that you are hedging yourselves against problems there?
Nandan
Yeah we are becoming a multi-location company. About 10 years back, 100% of our ,<word inaudible> operations were in India. Today it will be more like about 30 to 40% or less. So what is happening in the last 10 years, we have opened up centers in many other cities like in Chennai, Mysore, Mangalore, Poona, Bhubaneswar, Hyderabad, and so forth, and we are preparing a national footprint. Then we you are preparing an international footprint in China, in Melbourne, in Mauritius, in Eastern Europe, in Toronto, in the US, in London. So we will have a global network of locations rather than one location.
Participant
Despite all good results Infosys shows every time, how does it plan to identify itself as a unique player in the software development area in the future?
Nandan
I think this is a very good question. What we believe is happening in the world today is that large companies are going to be redesigning themselves because in today’s world you have to be far more globalized, you have to access resources across the world, you have to access people across the world, you can use modern technology to create this global network, and this gives you a lot of strategic benefits in giving you ways to compete in a much faster way, to reduce your cost, to improve your quality and so forth, and we think we are at the very early stages of this situation where a lot of companies are going to transform themselves and they are looking for a really trusted partner who can help them in the transformation and we believe that Infosys can be the company that does that and that is the transformation position that we have taken and we find that that works very well, because we in a sense represent the kindof change we want them to have and therefore it is a very sound story coming from us and that is one of the reasons we see ourselves as an agent of transformation of the companies to go to the future model of doing business.
Host
All right one final break and then perhaps some broader issues, where is India headed, where the software sector headed, and we somewhere along the way throw in questions like margins as well, but that will be in just a couple of minutes, don’t go away anywhere...
Welcome back. You are watching Infosys Meets its Investors. Investors still have a bunch of questions to ask, but I want to just try and sneak in, from your point of view, what would be some of the big concerns and I think a lot of concerns for you would be the external environment wouldn’t it be. Mohan, state of education for example, are you going to continue to get in the talent that companies that like yours really need to be able to grow?
Mohandas
Look at the situation today for the IT service industry. India produces about 400,000 engineers, 1350 colleges, about 200,000 good enough, and this year we had about 100,000 seats vacant, but in many of these colleges there is an inadequate number of faculty. Look at the IITs great school, #3 in the world, but young people are not joining as faculty. Look at the IIMs, an aging teaching force, great teachers, great people going there, inadequate capacity, 4500 seats in the IITs for a country of a billion people, 1700 seats in IIM for a country of a billion people. In the high quality institutions, low capacity. A lot of mushrooming of low quality institutions. Not enough bright people getting into teaching is a recipe for disaster and you want our knowledge industry to grow, and we are not investing as a country into higher education; neither have we invested in primary education nor in higher education, we are losing our way. So we need to find a solution for this to tackle this at different levels, at the entry levels to make sure we build institutions of excellence with a private sector, public sector can no longer build it, and to incentivize the teachers; two to make sure that the government invest in the institutions of higher learning like IIT to expand capacity, and three to make sure that we remove governmental restrictions on education institutions to create autonomous institutions like Harvard, an Oxford, and Yale, or whatsoever. We have reached a crisis situation.
Host
All right, so that clearly something that seems to be done on the outside. Internally, from the point of view of the company, <phrase inaudible> example TCS numbers out Rs. 693 crores, obviously all of you are growing, all of you are making lots and lots of money; the question is as you keeping on gaining in size you are gone from being a $1 billion company in the entire year to be $1 billion dollar revenues first half, so obviously all of you are growing. Can you continue to grow, sooner or later aren’t you going to hit a plateau?
Dinesh
No I think as we have done in the past very well, from a $100 million company in 1999 to where we are today, with 3000 people to 40,000 people, we used it by building it very systematically. It has not happened just because someone thought about it. It was done and executed very well with a set of processes that were required in business critical areas. When I say business critical area, you take recruitment, you get 1.4 million applications in a year and you have to process that and make sure that you offer to the right candidates and recruit the right people. So we have to build processes in all the business critical areas and make sure constantly it is executed.
Host
So in other words Kris if those processes are there, you can keep on going in an unlimited manner or at some point the law of diminishing returns start coming in?
Kris
We have to make sure that we get the right people, we have the right systems and processes, so it is a constant evolution and constant improvement; this is what we believe we are good at.
Host
All right, let me get some more questions from the audience.
Participant
I am Professor Rajshekar, and we are talking about education. As you said one of major reasons for most of your employees to leave is opting for an MBA program. Is Infosys planning to have some tie-up with most of the management institutions or trying to come out with their own institutes is the first question?
Mohandas
We have a tie-up with IIM Bangalore. For example, IIM Bangalore uses our campus in Chennai to have distant education. We have our chairman at as a Governor of the IIM Ahmedabad, and other senior members of the board are on some of the higher education institutions to go there, so we are doing something, but we are not planning to start an MBA college.
Host
You are starting like what looks like your own hotel, so you are not going to internalize everything, a mini country in itself.
Mohandas
We have a leadership institute. We have the world’s largest corporate university in Mysore which can train 15,000 Bachelors in Computer Science every year. It is the largest in the world, and this degree is benchmarked to a bachelor of the computer application in the United States.
Host
I am just counting it off that, you were to have your own food courts, you got your own hotel, your own training institute, soon we call that Republic Of Infosys with its own flag <phrase inaudible>
Nandan
Incidentally, we have an Infosys anthem also.

Host
An Infosys anthem also, there you have it, only need is a nice flag now and a president.
Participant
Good afternoon to all of you. It is a matter of pride that Infosys is a debt-free company, but as a shareholder, don’t you think we are losing out?
Mohan
No. _________.
Mohandas
We have Rs. 3700 crores of cash. The earning returns on capital employed of about 43%, on invested capital last year of 132% and odd, and we have adequate liquidity to minimize the financial risk of business. So these are strategic things that you need to do make sure that we build a robust scalable engine of growth to add value to investment.
Dinesh
And second thing is we are not dependent any one else to define our course of action, we are financially strong. So we can decide what we want to do.
Host
Okay, <word inaudible> some shareholders <word inaudible> you have that much cash, how about doling out some more of it in the form of dividend. Have you thought of that?
Nandan
Well actually last year, we gave a big dividend when we had a billion dollar revenue, we gave a 3:1 bonus, so whenever we can, we have been giving our dividends and bonuses.
Host
Okay fine. Let me see, somebody who hasn’t yet asked a question.
Participant
Are the Indian software companies losing out on the competitive cost advantage which they had around five years back or something?
Nandan
No I cannot speak of all the companies, but certainly at Infosys I think we are increasingly focusing on using the leverage of our model which includes the cost competitiveness to create superior values, superior business knowledge, superior transformation capabilities, and that is really what customers are buying, and therefore we are quite comfortable that we will continue to get new customers and grow our existing relationship. So we think that we can easily manage that.
Host
Okay, I have to interrupt this to just say my producers are telling me that in the last 4 minutes, since you spoke about the Infosys anthem, we got something like 20 different SMS, all saying they want to hear it. So in about 4 minutes I am going to ask one of you to sing it. All right you have a question.
Participant
Finacle has dependency on Oracle. How are you going to mitigate this risk in both short term and long term?
<word inaudible> because database is Oracle, so they could sort of put you in trouble.
Nandan
But I think Oracle is a very mature company and they understand when <phrase inaudible>. For example, SAP is from Oracle and they compete for applications. So that’s the nature of the game today is that you compete at some levels and you collaborate at some levels.
Host
Okay we are about to end, so I just want to get some final closing comments from all of you. Just reflect a little bit on the big picture for Infosys in particular and for the software industry in general. This quarter has been good. What does the remaining period look like to you? You have upped your guidance, is it all looking bright, margins are they looking okay to you, I just wondered if each one of you might have to add some comments. In fact, let me just start with James going all the way down. Closing comments from all of you.
James
I think Infosys China is one of the initiatives <phrase inaudible> Infosys invest. I think in the next <phrase inaudible> continue ramping up with controlled expense so that we continue to see the good results quarter.
Host
All right Akshaya.
Akshaya
You know, in a larger sense, neither about this quarter nor about here and now, I mean what we are really seeing is a very very big change in the services industry globally and for a number of reasons India is right at the centre of it. So it is a really exciting time to be a part of all this.

Host
Okay. Kris
Kris
The challenge really is to make sure that we continue to be relevant to our client and that is what we everyday worry about in terms of are you relevant to your client, so can we grow.
Host
Okay. Nandan
Host
One other thing happening in this quarter incidentally was Tom Freedman’s book, The World is Flat, which is probably the best publicity that Infosys has ever had in its entire existence.
Host
Fantastic book and it has become a bestseller, has that really changed a lot of.., has that created a lot of interest or has it not?
Nandan
Oh! absolutely I think, Tom sold a million copies of his book, so clearly it has taken thought leadership and we can take some of the credit for that book. So I think its definitely made a difference and I think the point is that actually demonstrates the thing is Infosys has a strategic pole position in the current state of flux in the global IT service industry, and as long as we execute well and transform ourselves well, we really have a great story ahead.
Host
All right, the period ahead you have upped your guidance, are comfortable with the way the world is looking to you right now for the next two quarters. <phrase inaudible> quarter in any case.
Nandan
Coming to that, the external environment is as benign as it can get. It is for us to make the most of it.
Host
Benign external environment. I mean, Q2 as I was just saying it is traditionally being one of your strongest quarters. So it is not just that you are like batting on a good wicket and so everything is fine. Overall situation is as bright as Nandan is saying?
Mohandas
Yes because it will be three factors which impact us, one could be wage pressure, we handled that; it is behind us for this year. The second is the rupee. The rupee is not appreciating. We don’t have to fight against the rupee. Three is pricing. Pricing is stable with an upward bias. So all the three big factors which we fought against for the last three years are rolling out in our favor.
Host
So pricing is not a problem any more?
Mohandas
The pricing has been stable with an upward bias. Earlier two years ago, pricing was going down. It was a matter of worry, today there is much more balance in the market and the people are willing to pay us higher prices.
Host
Final comments Shibu.
Shibulal
I think the demand is strong. The customer whom we are operating with us are having strong demand. The numbers of million dollar customers have gone up, and finally everything which we talked about that is done through our people. Our people are our biggest asset and we are investing heavily into our people. We have a huge certification program focused on the technology and domain being ruled out. So I believe that we are on the right track.
Host
All right, Mr. Batni you want to add something to that.
Srinath
Keeping this quarter and next quarter this year aside, it is wonderful to redefine and reinvent this model for many many more quarters to come.
Host
All right, final word from you.
Dinesh
Future looks definitely great, but as in the past we have done consistently we have executed, we have to continue execute it consistently by learning new skills that are required.
Host
All right guys. I would like to thank you so much for joining us at a special session of Infosys Meets of Investors. Investors are still looking happy, but then they were fairly happy to start off with in any case. We will try and get a disgruntled lot next time and let’s hope you have given no reason to actually be disgruntled in the next quarter. Thank you for being with us.